

July 27, 2022

Elizabeth Gulacsy
Chief Financial Officer
SeaWorld Entertainment, Inc.
6240 Sea Harbor Drive
Orlando, FL 32821

> **Re: SeaWorld Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-35883**

Dear Ms. Gulacsy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 56

1. We note that you have identified a material weakness in your control environment. Please revise your disclosure to provide further insight into the nature of the material weakness, including the specific Board oversight that was deficient and its impact on your financial reporting and ICFR. Refer to Section II.B.3 of SEC Release No. 33-8810.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services